EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

July 15, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO Q2/JUNE PRODUCTION REPORT

Avino Silver and Gold Mines Ltd. (“Avino” or “the Company”) is pleased to announce the Q2 and June 2013 production results from its San Gonzalo mine and Historic Avino Mine surface stockpile operations located on the Avino property near Durango, Mexico.

June production from San Gonzalo and Avino Mine surface stockpiles are presented below:

	Days of Operation	Total Mill Feed (metric tonnes)	Feed Grade Silver (g/t)	Feed Grade Gold (g/t)	Recovery Silver (%)	Recovery Gold (%)	Total Silver Produced (oz) Calculated	Total Gold Produced (oz) Calculated	Total Silver Eq. Produced (oz) Calculated	YTD Silver Eq. Produced Calculated

San Gonzalo (Circuit 1)	29	6,580	285	1.17	86	75	52,182	185	62,333	371,674
Historic Above Ground Stock Piles (Circuit 2)	29	6,324	78	0.84	60	51	9,525	87	14,332	37,839
		12,904					61,707	272	76,665	409,513

Silver equivalent was calculated using a 55:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

Production numbers from Q2 2013 compared to Q1 2013 are presented below, production from Q2 includes output from Circuits 1 and 2:

	Q1 2013	Q2 2013	% Change
Total Silver Produced (oz) calculated	159,582	175,166	9.76
Total Gold Produced (oz) calculated	574	786	36.9
Total Silver Equivalent Produced (oz)	191,107	218,406	14.3

Silver equivalent was calculated using a 55:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

“We are pleased with the progress being made on the ground in Mexico and remain confident in our ability to achieve our goals on time. Management is reviewing and developing opportunities for cost reduction so we can remain profitable and continue our self-funded expansion into 2014. Since its inception in 1968, Avino has managed to survive multiple metal market contractions by nursing our balance sheet and conducting a lean operation both in Mexico and Canada; in 2013 that model continues to set us apart.”

                  – David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

San Gonzalo

Production numbers from January through June 2013 at San Gonzalo, as well as 2013 yearly totals are reported as follows:

	Jan-13	Feb-13	Mar-13	Apr-13	May-13	June-13	Monthly Change %	YTD SG
Total Mill Feed (dry tonnes)	6,392	6,418	6,913	6,460	6,948	6,580	(5.3)	39,710
Average Daily Throughput (tpd)	228	229	230	223	232	227	(2.2)	228
Days of Operation	28	28	30	29	30	29	(3.3)	174
Feed Grade Silver (g/t)	315	306	307	274	279	285	2.2	294
Feed Grade Gold (g/t)	1.27	1.19	1.40	1.36	1.13	1.17	3.5	1.25
Bulk Concentrate (dry tonnes)	197	166	206	202	209	225	7.7	1,205
Bulk Concentrate Grade Silver (kg/t)	8.32	9.43	8.52	7.07	7.58	7.21	(4.9)	7.96
Bulk Concentrate Grade Gold (g/t)	29.1	30.4	34.5	31.7	27.3	25.5	(6.6)	29.65
Recovery Silver (%)	81	80	83	81	82	86	4.9	82
Recovery Gold (%)	70	66	73	73	72	75	4.2	72
Mill Availability (%)	91.1	99	96.7	96.1	97.2	95.8	(1.4)	96.0
Total Silver Produced (kg)	1,638	1,565	1,758	1,428	1,584	1,623	2.5	9,595
Total Gold Produced (g)	5,722	5,036	7,117	6,411	5,698	5,740	0.7	35,724
Total Silver Produced (oz) calculated	52,779	50,315	56,513	45,899	50,923	52,182	2.5	308,485
Total Gold Produced (oz) calculated	184	162	229	206	183	185	0.7	1148
Total Silver Equivalent Produced (oz)	62,781	59,228	69,098	57,235	60,999	62,333	2	371,674

Silver equivalent was calculated using a 55:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

June Highlights

•	Tonnes processed decreased by 5.3% due to one fewer operating day for the month of June.
•	Silver and gold production increased because of better recoveries and a slight increase in feed grades.
•	Concentrate grades were slightly lower on account of the improved recoveries.
•	Downtime hours were attributed to electrical issues, power outages from the CFE and lubrication problems with the pinion shaft of the ball mill.

“At the mine site we are examining ways to improve the efficiency of our operation by analyzing both revenues and costs. To improve revenues we’re looking at raising mill throughput, mine and raise feed grades as well as mill recoveries. On the cost side we’re looking for suppliers who are aware of current market conditions and want to grow with us. At the mine we’re looking for more cost effective explosives, heavy equipment tires and rethreading, fuel, steel and drill bits as well as lowering haulage costs. In the mill we’re looking for lower cost grinding balls, crusher liners and reagents”

                                 - Jasman Yee, Director, Avino Silver & Gold Mines Ltd.

Circuit 2 – Avino Mine Stock Piles

Production numbers from Circuit 2 during April through June are presented below as well as yearly totals:

	April 2013	May 2013	June 2013	% Change	YTD 2013
Total mill feed – (dry tonnes)	4,040	5,917	6,324	6.9	16,281
Days of Operation	19	30	29	0	78
Feed grade Silver - g/t	73	84	78	(7.1)	79
Feed grade Gold - g/t	0.79	0.70	0.84	20	0.78
Bulk concentrate – (dry tonnes)	49.84	66.05	84.42	27.8	200.31
Bulk Concentrate Grade Silver (kg/t)	3.977	4.833	3.509	(27.4)	4.062
Bulk Concentrate Grade Gold (g/t)	35.30	32.19	32.20	0.03	32.97
Recovery Silver (%)	67	64	60	(6.3)	63
Recovery Gold (%)	55	51	51	(1.9)	52
Mill availability (%)	63	83	96	15.7	90
Total Silver Produced (oz) calculated	6,373	10,264	9,525	(7.2)	26,162
Total Gold Produced (oz) calculated	57	68	87	27.9	212
Total Silver Eq. Produced (oz) calculated	9,484	14,023	14,332	2.2	37,839

Silver equivalent was calculated using a 55:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

June Highlights

•	Tonnage processed has increased month over month as the equipment issues encountered during start-up are resolved.
•	Mill availability has also increased month over month.
•	Feed grades have been variable due to the locations where the feed has been sourced. This trend is likely to continue with the need for better grade control samples.
•	Silver recovery in June was lower than in May, likely due to the degree of oxidation of the feed.

Processing Facility Update

•	A new 4.25 cone crusher has been purchased as part of the expansion program that will increase the facility’s processing capacity to 1,500 tonnes per day.
•	Installation of the new crusher is being carried out this week. Other long lead items are being sourced and proposals are being solicited.
•	Tailings disposal options for the expansion program are currently being studied.

Avino Mine Update

•	Dewatering of the Avino mine is ongoing with treatment of the acidic water to agricultural standards. Currently the water level is down to level 8.5 of the existing mine workings.
•	Equipment for rehabilitating and stabilizing areas where sluffing has occurred has been installed.

Quality Assurance/Quality Control

Mill assays are performed at the lab onsite at the mine. Check samples are verified by SGS laboratory Services in Durango, Mexico. Concentrate shipments are assayed at AH Knight in Manzanillo, Mexico.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.